Exhibit 3.3

Amendment to Bylaws

The first sentence of Section 2.2 of the Bylaws of the Company is amended and restated in its entirety to read as follows:

“Except as otherwise fixed by or required pursuant to the provisions of the Articles of Incorporation relating to the rights of the holders of any series of preferred stock to elect additional directors under specified circumstances, in which case the number of directors shall be automatically increased as required therein, the number of members of the Board of Directors shall be such number of persons specified by resolution of the Board from time to time; provided, however, that the number of directors fixed by the Board shall not be less than twelve (12) or more than twenty-one (21).”

Adopted by the Board of Directors of Heritage Bankshares, Inc., effective March 28, 2012.

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